UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

/x/                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                    EXCHANGE OF ACT 1934 [NO FEE REQUIRED].

                      For the fiscal year ended December 31, 2000.

/  /                 TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE
                     SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

                     For the transaction period from ________________ to _______________.

Commission file number:  1-12381

  Full title of the plan and the address of the plan, if different from that of the issuer named below:

  Deferred Compensation Plan of Linens ’n Things, Inc.

  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

  Linens ’n Things, Inc.
  6 Brighton Road
  Clifton, NJ 07015

DEFERRED COMPENSATION PLAN OF
LINENS ’N THINGS, INC.

Required Information

A.     Financial Statements                                                                                   Page No.

      Independent Auditors' Report                                                                             3

     Statements of Financial Condition
     as of December 31, 2000 and 1999                                                                    4-5

     Statements of Income and Changes in Plan Equity,
     with Fund Information, for the Years Ended
     December 31, 2000, 1999 and 1998                                                                  6-16

    Notes to Financial Statements                                                                             17-27

B.     Exhibits

     23.  Independent Accountants' Consent                                                               29

Independent Auditors' Report

The Compensation Committee of the
Board of Directors of
Linens ’n Things, Inc.:

We have audited the accompanying statements of financial condition of the Deferred Compensation Plan of Linens ’n Things, Inc. (the “Plan”) as of December 31, 2000 and 1999, and the related statements of income and changes in plan equity, with Fund Information for each of the years in the three-year period ended December 31, 2000. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 2000 and 1999 and the income and changes in plan equity of the Plan for each of the years in the three-year period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statements of income and changes in plan equity is presented for purposes of additional analysis rather than to present the changes in equity for each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

New York, New York
June 29, 2001

                                 Linens 'n Things, Inc.
                               Deferred Compensation Plan

                           Statements of Financial Condition
                                                                                             December 31,             December 31,
Assets:                                                                                          2000                    1999
-------                                                                                          ----                    ----
Davis New York Venture Fund (cost $1,293,315 in 2000 and $825,070 in 1999)                    $1,432,711               $930,373

Dreyfus Appreciation Fund (cost $913,416 in 2000 and $770,874 in 1999)                           951,034                821,985

Alliance Premier Growth A Fund (cost $991,422 in 2000 and $876,795 in 1999)                      882,278                998,119

American Century Income & Growth Fund (cost $763,636 in 2000 and $702,912 in 1999)               767,009                806,581

Janus Invest 20 Fund (cost $792,208 in 2000 and $583,362 in 1999)                                624,894                840,375

Baron Asset Fund (cost $398,496 in 2000 and $460,708 in 1999)                                    463,476                529,298

Linens 'n Things, Inc. Common Stock Fund (cost $481,771 in 2000 and  $296,817 in 1999)           368,131                194,429

Franklin Small Cap Growth Fund (cost $188,178 in 2000 and $170,987 in 1999)                      210,639                248,135

Common Stock Fund (cost $359,604 in 2000 and $67,391 in 1999)                                    126,363                 64,724

Prudential Emerging Growth Fund  (cost $103,505 in 2000)                                          81,049                      0

Strong Government Securities Fund (cost $54,651 in 2000 and $23,775 in 1999)                      55,896                 23,806

American Century Value Fund (cost $37,394 in 2000 and $13,482 in 1999)                            48,028                 15,975

Deutsche and Investment International Fund (cost $47,315 in 2000 and $37,614 in 1999)             44,808                 50,800

Putnam International Growth Fund (cost $36,006 in 2000 and $45,079 in 1999)                       39,696                 64,548

Montgomery Short Duration Government Bond Fund (cost $29,506 in 2000 and $16,036 in 1999)         30,164                 16,907

Gabelli Growth Fund (cost $28,334 in 2000 and $21,735 in 1999)                                    28,201                 25,722

Prudential Equity Fund (cost $30,893 in 2000 and $20,874 in 1999)                                 27,866                 18,900

Liberty Stein Roe Capital Opportunities Fund (cost $28,573 in 2000 and $20,574 in 1999)           26,402                 22,840

Franklin International Fund (cost $21,906 in 2000 and $9,244 in 1999)                             23,151                 10,964

Strong Schafer Value Fund (cost $20,974 in 2000 and $10,838 in 1999)                              20,852                 10,124

Dreyfus Founders Passport Fund (cost $26,830 in 2000 and $23,095 in 1999)                         18,829                 32,350

Command Money Market Fund (cost $18,732 in 2000 and $4,985 in 1999)                               18,526                  4,779

Stein Roe Growth and Income Fund (cost $15,174 in 2000 and $15,174 in 1999)                       17,925                 18,704

Rainier Small/Mid Cap Equity Fund (cost $14,330 in 2000 and $5,987 in 1999)                       14,858                  7,899

Neuberger Berman Genesis Fund (cost $8,310 in 2000 and $11,896 in 1999)                           10,011                 13,093

PBHG Emerging Growth Fund (cost $13,235 in 2000 and $3,186 in 1999)                                8,983                  5,956

Prudential Jennison Growth Fund (cost $9,821 in 2000 and $6,317 in 1999)                           8,440                  7,531

Lazard Equity Portfolio Fund (cost $7,612 in 2000 and $1,649 in 1999)                              7,106                  1,603

                             Linens 'n Things, Inc.
                           Deferred Compensation Plan
                       Statements of Financial Condition
                                                                                              December 31,           December 31,
Assets:                                                                                           2000                   1999
-------                                                                                           ----                   ----
(continued)

Strong International Bond Fund (cost $2,320 in 2000 and $3,134 in 1999)                       $   2,321                $  2,896

Royce Pennsylvania Mutual Investors Fund (cost $2,073 in 2000 and $4,738 in 1999)                 2,115                   4,870

Van Kampen Comstock Fund (cost $1,250 in 2000)                                                    1,556                       0

Prudential Money Market Assets Fund (cost $851 in 2000 and 1999)                                    851                     851

Robertson Stephens Growth & Income Fund (cost $1,229 in 2000)                                       827                       0

Janus Flexible Income Fund (cost $881 in 2000 and $3,133 in 1999)                                   625                   2,982

Target Portfolio Trust (cost $322 in 2000)                                                          321                       0

Oakmark Fund (cost $620,995 in 1999)                                                                  0                 503,575
                                                                                            -----------             -----------
Total investments (cost $6,744,073 in 2000 and $5,679,307 in 1999)                            6,365,942               6,301,694

Contributions receivable - participants                                                          16,165                   9,909
                                                                                            -----------             -----------
Total plan equity                                                                           $ 6,382,107             $ 6,311,603
                                                                                            ===========             ===========

The accompanying notes are an integral part of these financial statements.

                                        6

                             LINENS 'N THINGS, INC.
                           DEFERRED COMPENSATION PLAN
                Statement of Income and Changes in Plan Equity,
                             with Fund Information

                          Year ended December 31, 2000

                                                                           Alliance     American
                                              Davis          Dreyfus        Premier     Century
                                            New York       Appreciation    Growth A     Income &       Janus Invest
                                          Venture Fund        Fund           Fund      Growth Fund       20 Fund
                                          ------------------------------------------------------------------------
Additions to plan equity attributed to:

   Investment income:

     Dividend income ..................   $    12,876    $    16,211    $       465    $     7,169    $      --

     Net realized gain (loss) .........           817          2,082          3,203            115         65,423
     Net unrealized appreciation
      (depreciation) in fair
      value of investments ............        34,093        (13,493)      (230,468)      (100,296)      (424,327)

   Contributions ......................        96,126         56,809        152,985         47,577           --
   Transfers among funds ..............       386,077         80,816         12,553         19,762        346,836
                                          -----------    -----------    -----------    -----------    -----------
          Total additions .............       529,989        142,425        (61,262)       (25,673)       (12,068)

Deductions from plan equity
 attributed to:

   Distributions ......................          --             --             --             --             --
   Transfers among funds ..............       (27,651)       (13,376)       (54,579)       (13,899)      (203,413)
                                          -----------    -----------    -----------    -----------    -----------
         Total deductions .............       (27,651)       (13,376)       (54,579)       (13,899)      (203,413)
                                          -----------    -----------    -----------    -----------    -----------
Net increase (decrease) in
 plan equity ..........................       502,338        129,049       (115,841)       (39,572)      (215,481)

Plan equity at beginning of year ......       930,373        821,985        998,119        806,581        840,375
                                          -----------    -----------    -----------    -----------    -----------
Plan equity at end of year ............   $ 1,432,711    $   951,034    $   882,278    $   767,009    $   624,894
                                          ===========    ===========    ===========    ===========    ===========

                                                           Linens 'n      Franklin
                                                           Things, Inc.     Small
                                            Baron Asset   Common Stock   Cap Growth     Common
                                                Fund           Fund          Fund      Stock Fund
                                            --------------------------------------------------------
Additions to plan equity attributed to:

   Investment income:

     Dividend income ..................   $      --      $      --      $     1,910    $      --

     Net realized gain (loss) .........        (8,767)          --           28,311         13,605
     Net unrealized appreciation
      (depreciation) in fair
      value of investments ............        (3,610)       (11,252)       (54,687)      (230,574)

   Contributions ......................        28,997        184,954         57,270        198,973
   Transfers among funds ..............         8,541           --              891        134,875
                                          -----------    -----------    -----------    -----------
          Total additions .............        25,161        173,702         33,695        116,879

Deductions from plan equity
 attributed to:

   Distributions ......................          --             --             --             --
   Transfers among funds ..............       (90,983)          --          (71,191)       (55,240)
                                          -----------    -----------    -----------    -----------
         Total deductions .............       (90,983)          --          (71,191)       (55,240)

Net increase (decrease) in
 plan equity ..........................       (65,822)       173,702        (37,496)        61,639

Plan equity at beginning of year ......       529,298        194,429        248,135         64,724
                                          -----------    -----------    -----------    -----------
Plan equity at end of year ............   $   463,476    $   368,131    $   210,639    $   126,363
                                          ===========    ===========    ===========    ===========

The accompanying notes are an integral part of these financial statements.

                                                       LINENS 'N THINGS, INC.
                                                    DEFERRED COMPENSATION PLAN

                                          Statement of Income and Changes in Plan Equity,
                                                      with Fund Information

                                            Year ended December 31, 2000, continued

                                                                                                          Montgomery
                                                                              Deutsche                       Short
                                         Prudential     Strong     American     and           Putnam        Duration
                                          Emerging    Government    Century   Investment   International   Government
                                           Growth     Securities     Value   International    Growth          Bond
                                            Fund         Fund         Fund       Fund          Fund           Fund
                                           ------    -----------   --------  ------------- ------------  ------------

Additions to plan equity attributed to:

   Investment income:
     Dividend income ..................   $  1,273    $  2,434    $    829   $    370    $   --      $  1,465
     Net realized gain (loss) .........       --          --          --        4,399       7,922        --
     Net unrealized appreciation
      (depreciation) in fair value
      of investments ..................    (22,456)      1,214       8,141    (15,693)    (15,779)       (213)

   Contributions ......................     10,070      23,764      15,947     44,808      41,837       7,502
   Transfers among funds ..............     92,162       8,382       7,136      2,449         296       4,503
                                          --------    --------    --------   --------    --------    --------
          Total additions .............     81,049      35,794      32,053     36,333      34,276      13,257

Deductions from plan equity
attributed to:

   Distributions ......................       --          --          --         --          --          --
   Transfers among funds ..............       --        (3,704)       --      (42,325)    (59,128)       --
                                          --------    --------    --------   --------    --------    --------
         Total deductions .............       --        (3,704)       --      (42,325)    (59,128)       --
                                          --------    --------    --------   --------    --------    --------
Net increase (decrease) in plan equity      81,049      32,090      32,053     (5,992)    (24,852)     13,257

Plan equity at beginning of year ......       --        23,806      15,975     50,800      64,548      16,907
                                          --------    --------    --------   --------    --------    --------
Plan equity at end of year ............   $ 81,049    $ 55,896    $ 48,028   $ 44,808    $ 39,696    $ 30,164
                                          ========    ========    ========   ========    ========    ========

                                                                  Liberty Stein
                                            Gabelli   Prudential    Roe Capital
                                            Growth      Equity    Opportunities
                                            Fund        Fund           Fund
                                          ---------   ----------  ----------------

Additions to plan equity attributed to:

   Investment income:
     Dividend income ..................   $   --      $    314    $  1,069
     Net realized gain (loss) .........        384        --         4,488
     Net unrealized appreciation
      (depreciation) in fair value
      of investments ..................     (4,120)     (1,053)     (4,437)

   Contributions ......................      7,984       6,398      33,004
   Transfers among funds ..............       --         3,307       4,368
                                          --------    --------    --------
          Total additions .............      4,248       8,966      38,492

Deductions from plan equity
attributed to:

   Distributions ......................       --          --          --
   Transfers among funds ..............     (1,769)       --       (34,930)
                                          --------    --------    --------
         Total deductions .............     (1,769)       --       (34,930)
                                          --------    --------    --------
Net increase (decrease) in plan equity       2,479       8,966       3,562

Plan equity at beginning of year ......     25,722      18,900      22,840
                                          --------    --------    --------
Plan equity at end of year ............   $ 28,201    $ 27,866    $ 26,402
                                          ========    ========    ========

The accompanying notes are an integral part of these financial statements.

                                                       LINENS 'N THINGS, INC.
                                                     DEFERRED COMPENSATION PLAN

                                          Statement of Income and Changes in Plan Equity,
                                                      with Fund Information

                                             Year ended December 31, 2000, continued

                                                        Strong    Dreyfus    Command   Stein Roe    Rainier       Neuberger
                                          Franklin      Schafer   Founders    Money   Growth and   Small/Mid Cap    Berman
                                       International     Value    Passport   Market     Income       Equity        Genesis
                                            Fund         Fund       Fund      Fund       Fund         Fund          Fund
                                       -------------    -------   --------   -------  ----------   -------------  ----------
Additions to plan equity attributed to:

   Investment income:
     Dividend income ..................   $    620    $   --     $  2,497    $    557   $   --      $  1,933    $    280
     Net realized gain (loss) .........         16        --        4,213        --         --            17         965
     Net unrealized appreciation
       (depreciation) in fair value of
       investments ....................       (475)        592    (17,256)       --         (779)     (1,384)        504

   Contributions ......................     10,437       6,284     11,402      13,190       --         6,218      19,579
   Transfers among funds ..............      1,836       3,852        117        --         --           232       2,501
                                          --------    --------   --------    --------   --------    --------    --------
          Total additions .............     12,434      10,728        973      13,747       (779)      7,016      23,829

Deductions from plan equity
attributed to:

   Distributions ......................       --          --         --          --         --          --          --
   Transfers among funds ..............       (247)       --      (14,494)       --         --           (57)    (26,911)
                                          --------    --------   --------    --------   --------    --------    --------
         Total deductions .............       (247)       --      (14,494)       --         --           (57)    (26,911)
                                          --------    --------   --------    --------   --------    --------    --------

Net increase (decrease) in plan equity      12,187      10,728    (13,521)     13,747       (779)      6,959      (3,082)

Plan equity at beginning of year ......     10,964      10,124     32,350       4,779     18,704       7,899      13,093
                                          --------    --------   --------    --------   --------    --------    --------
Plan equity at end of year ............   $ 23,151    $ 20,852   $ 18,829    $ 18,526   $ 17,925    $ 14,858    $ 10,011
                                          ========    ========   ========    ========   ========    ========    ========

                                              PBHG     Prudential
                                           Emerging    Jennison
                                            Growth      Growth
                                             Fund       Fund
                                          ----------  ---------
Additions to plan equity attributable to:

   Investment income:
     Dividend income ..................   $    212    $   --
     Net realized gain (loss) .........      2,174         194
     Net unrealized appreciation
       (depreciation) in fair value of
       investments ....................     (7,022)     (2,595)

   Contributions ......................      6,721       3,924
   Transfers among funds ..............      4,459         252
                                          --------    --------
          Total additions .............      6,544       1,775

Deductions from plan equity
attributed to:

   Distributions ......................       --          --
   Transfers among funds ..............     (3,517)       (866)
                                          --------    --------
         Total deductions .............     (3,517)       (866)
                                          --------    --------
Net increase (decrease) in plan equity       3,027         909

Plan equity at beginning of year ......      5,956       7,531
                                          --------    --------
Plan equity at end of year ............   $  8,983    $  8,440
                                          ========    ========

The accompanying notes are an integral part of these financial statements.

                                                       LINENS 'N THINGS, INC.
                                                    DEFERRED COMPENSATION PLAN

                                          Statement of Income and Changes in Plan Equity,
                                                     with Fund Information

                                           Year ended December 31, 2000, continued

                                                                            Royce
                                             Lazard         Strong      Pennsylvania             Prudential    Robertson
                                             Equity      International     Mutual    Van Kampen  Money Market  Stephens
                                           Portfolio         Bond        Investors   Comstock     Assets       Growth &
                                             Fund            Fund          Fund        Fund        Fund      Income Fund
                                           ---------     --------------  ----------- ---------- ---------    -----------
Additions to plan equity attributed to:

   Investment income:
     Dividend income ..................   $     295    $    --      $      23    $      45   $    --     $      24
     Net realized gain (loss) .........        --           (311)         141         --          --          --
     Net unrealized appreciation
      (depreciation) in fair value of
      investments .....................        (460)         239          (90)         306        --          (402)

   Contributions ......................       5,360        3,284        9,500        1,205        --         1,205
   Transfers among funds ..............         308         --          1,077         --          --          --
                                          ---------    ---------    ---------    ---------   ---------   ---------
          Total additions .............       5,503        3,212       10,651        1,556        --           827

Deductions from plan equity
attributed to:

   Distributions ......................        --           --           --           --          --          --
   Transfers among funds ..............        --         (3,787)     (13,406)        --          --          --
                                          ---------    ---------    ---------    ---------   ---------   ---------
         Total deductions .............        --         (3,787)     (13,406)        --          --          --
                                          ---------    ---------    ---------    ---------   ---------   ---------
Net increase (decrease) in plan equity        5,503         (575)      (2,755)       1,556        --           827

Plan equity at beginning of year ......       1,603        2,896        4,870         --           851        --
                                          ---------    ---------    ---------    ---------   ---------   ---------
Plan equity at end of year ............   $   7,106    $   2,321    $   2,115    $   1,556   $     851   $     827
                                          =========    =========    =========    =========   =========   =========

                                               Janus
                                              Flexible     Target
                                               Income     Portfolio  Oakmark
                                                Fund       Trust      Fund
                                              --------     -----     --------
Additions to plan equity attributed to:

   Investment income:
     Dividend income ..................   $      78    $       1    $    --
     Net realized gain (loss) .........        (181)        --       (210,486)
     Net unrealized appreciation
      (depreciation) in fair value of
      investments .....................        (105)          (1)      83,134

   Contributions ......................       3,834          321         --
   Transfers among funds ..............       1,465         --        196,275
                                          ---------    ---------    ---------
          Total additions .............       5,091          321       68,923

Deductions from plan equity
attributed to:

   Distributions ......................        --           --           --
   Transfers among funds ..............      (7,448)        --       (572,498)
                                          ---------    ---------    ---------
         Total deductions .............      (7,448)        --       (572,498)
                                          ---------    ---------    ---------

Net increase (decrease) in plan equity       (2,357)         321     (503,575)

Plan equity at beginning of year ......       2,982         --        503,575
                                          ---------    ---------    ---------
Plan equity at end of year ............   $     625    $     321    $    --
                                          =========    =========    =========

The accompanying notes are an integral part of these financial statements.

                                       10

                             LINENS 'N THINGS, INC.
                           DEFERRED COMPENSATION PLAN

                 Statement of Income and Changes in Plan Equity,
                              with Fund Information

                          Year ended December 31, 2000

                                        Contributions
                                         receivable-
                                        participants   Total Plan Equity
                                        -------------- ----------------
Additions to plan equity attributed to:

   Investment income:
     Dividend income                       $        -    $      52,951
     Net realized gain (loss)                       -          (81,276)
     Net unrealized appreciation
      (depreciation) in fair value of
       investments                                  -       (1,034,805)

   Contributions                               16,165        1,133,634
   Transfers among funds                            -        1,325,328
                                           -----------   --------------
          Total additions                      16,165        1,395,832

Deductions from plan equity
attributed to:

   Distributions                                    -                -
   Transfers among funds                       (9,909)      (1,325,328)
                                           -----------   --------------
         Total deductions                      (9,909)      (1,325,328)
                                           -----------   --------------

Net increase (decrease) in plan equity          6,256           70,504

Plan equity at beginning of year                9,909        6,311,603
                                           -----------   --------------
Plan equity at end of year                 $   16,165    $   6,382,107
                                           ===========   ==============

The accompanying notes are an integral part of these financial statements.

                                       11

                                                       LINENS 'N THINGS, INC.
                                                    DEFERRED COMPENSATION PLAN

                                          Statement of Income and Changes in Plan Equity,
                                                     with Fund Information

                                                 Year ended December 31, 1999

                                           Alliance        Davis                         Dreyfus         American
                                           Premier        New York      Janus Invest   Appreciation   Century Income     Baron Asset
                                        Growth A Fund   Venture Fund       20 Fund         Fund       & Growth Fund         Fund
                                      ------------------------------ ----------------------------------------------- ---------------
Additions to plan equity attributed to:

   Investment income:
     Dividend income ..................   $    12,553    $     1,974    $     1,806   $     4,145    $     8,611    $      --
     Net realized gain (loss) .........           310            516           --             185          1,405             63
     Net unrealized appreciation
      (depreciation) in fair value of
       investments ....................       123,623         89,858        296,021        41,259         79,794         50,106

   Contributions ......................       165,049        165,741        104,652       128,524        127,899         85,772
   Transfers among funds ..............       701,351        677,357        437,896       652,162        606,911        393,971                                          -----------    -----------    -----------   -----------    -----------    -----------
                                          -----------    -----------    -----------   -----------    -----------    -----------
          Total additions .............     1,002,886        935,446        840,375       826,275        824,620        529,912

Deductions from plan equity
attributed to:

   Distributions ......................          --             --             --            --             --             --
   Transfers among funds ..............        (4,767)        (5,073)          --          (4,290)       (18,039)          (614)
                                          -----------    -----------    -----------   -----------    -----------    -----------
         Total deductions .............        (4,767)        (5,073)          --          (4,290)       (18,039)          (614)
                                          -----------    -----------    -----------   -----------    -----------    -----------

Net increase (decrease) in plan equity        998,119        930,373        840,375       821,985        806,581        529,298

Plan equity at beginning of year ......          --             --             --            --             --             --
                                          -----------    -----------    -----------   -----------    -----------    -----------
Plan equity at end of year ............   $   998,119    $   930,373    $   840,375   $   821,985    $   806,581    $   529,298
                                          ===========    ===========    ===========   ===========    ===========    ===========

                                                                          Linens 'n
                                                        Franklin Small   Things, Inc.
                                            Oakmark       Cap Growth     Common Stock
                                              Fund          Fund             Fund
                                        -----------------------------------------------
Additions to plan equity attributed to:

   Investment income:
     Dividend income ..................   $    20,066    $       238    $      --
     Net realized gain (loss) .........       (33,401)         7,771           --
     Net unrealized appreciation
      (depreciation) in fair value of
       investments ....................       (44,171)        57,425       (102,388)

   Contributions ......................       104,652         30,477        296,817
   Transfers among funds ..............       553,014        201,204           --
                                          -----------    -----------    -----------
          Total additions .............       600,160        297,115        194,429

Deductions from plan equity
attributed to:

   Distributions ......................          --             --             --
   Transfers among funds ..............       (96,585)       (48,980)           (19)
                                          -----------    -----------    -----------
         Total deductions .............       (96,585)       (48,980)           (19)
                                          -----------    -----------    -----------

Net increase (decrease) in plan equity        503,575        248,135        194,410

Plan equity at beginning of year ......          --             --               19
                                          -----------    -----------    -----------
Plan equity at end of year ............   $   503,575    $   248,135    $   194,429
                                          ===========    ===========    ===========

The accompanying notes are an integral part of these financial statements.

                                       12

                                                       LINENS 'N THINGS, INC.
                                                    DEFERRED COMPENSATION PLAN

                                          Statement of Income and Changes in Plan Equity,
                                                    with Fund Information

                                           Year ended December 31, 1999, continued

                                                                         BT
                                                         Putnam      Investment      Dreyfus    Gabelli      Strong
                                       Common Stock  International  International    Founders   Growth     Government
                                           Fund       Growth Fund   Equity Fund   Passport Fund  Fund    Securities Fund
                                      -------------  -------------  ------------- ------------- -------  ---------------
Additions to plan equity attributed to:

   Investment income:
     Dividend income ..................   $    --      $   1,111    $    --      $   1,829   $     745    $   1,463
     Net realized gain (loss) .........      22,860        9,929        6,622         --         5,508         (635)
     Net unrealized appreciation
      (depreciation) in fair value of
       investments ....................      (2,667)      15,134       13,186       13,008       5,805       (1,245)

   Contributions ......................        --         22,720       39,427       11,212       9,857       19,564
   Transfers among funds ..............     221,928      105,476      128,912        6,301      80,085       21,689
                                          ---------    ---------    ---------    ---------   ---------    ---------
          Total additions .............     242,121      154,370      188,147       32,350     102,000       40,836

Deductions from plan equity
attributed to:

   Distributions ......................        --           --           --           --          --           --
   Transfers among funds ..............    (177,397)     (89,822)    (137,347)        --       (76,278)     (59,948)
                                          ---------    ---------    ---------    ---------   ---------    ---------
         Total deductions .............    (177,397)     (89,822)    (137,347)        --       (76,278)     (59,948)
                                          ---------    ---------    ---------    ---------   ---------    ---------

Net increase (decrease) in plan equity       64,724       64,548       50,800       32,350      25,722      (19,112)

Plan equity at beginning of year ......        --           --           --           --          --         42,918
                                          ---------    ---------    ---------    ---------   ---------    ---------
Plan equity at end of year ............   $  64,724    $  64,548    $  50,800    $  32,350   $  25,722    $  23,806
                                          =========    =========    =========    =========   =========    =========

                                          Liberty Stein
                                           Roe Capital   Prudential  Stein Roe
                                          Opportunities    Equity    Growth and
                                              Fund          Fund     Income Fund
                                           ------------- ----------  -----------

Additions to plan equity attributed to:

   Investment income:
     Dividend income ..................   $    --      $     250   $     199
     Net realized gain (loss) .........       2,136         --           510
     Net unrealized appreciation
      (depreciation) in fair value of
       investments ....................       7,197          173       1,787

   Contributions ......................      11,912        3,822      10,658
   Transfers among funds ..............      15,300       14,655      15,364
                                          ---------    ---------   ---------
          Total additions .............      36,545       18,900      28,518

Deductions from plan equity
attributed to:

   Distributions ......................        --           --          --
   Transfers among funds ..............     (13,705)        --        (9,814)
                                          ---------    ---------   ---------
         Total deductions .............     (13,705)        --        (9,814)
                                          ---------    ---------   ---------

Net increase (decrease) in plan equity       22,840       18,900      18,704

Plan equity at beginning of year ......        --           --          --
                                          ---------    ---------   ---------
Plan equity at end of year ............   $  22,840    $  18,900   $  18,704
                                          =========    =========   =========

The accompanying notes are an integral part of these financial statements.

                                       13

                                                       LINENS 'N THINGS, INC.
                                                    DEFERRED COMPENSATION PLAN

                                          Statement of Income and Changes in Plan Equity,
                                                      with Fund Information

                                            Year ended December 31, 1999, continued

                                            Montgomery
                                              Short        American      Neuberger
                                            Duration       Century         Berman         Franklin    Strong Schafer
                                           Government       Value          Genesis     International       Value
                                           Bond Fund         Fund           Fund            Fund           Fund
                                          ------------    -----------   -----------    --------------  -----------
Additions to plan equity attributed to:

   Investment income:
     Dividend income ..................   $       978    $     1,483    $        68    $       130    $       102

     Net realized gain (loss) .........          (150)         1,495            530          2,959           --
     Net unrealized appreciation
      (depreciation) in fair value of
       investments ....................          (407)        (2,386)         1,197          1,831           (714)

   Contributions ......................        13,285         16,722          9,204          7,316          5,261
   Transfers among funds ..............        12,445          9,421          6,594         15,780          5,475
                                          -----------    -----------    -----------    -----------    -----------
          Total additions .............        26,151         26,735         17,593         28,016         10,124

Deductions from plan equity
attributed to:

   Distributions ......................          --             --             --             --             --
   Transfers among funds ..............        (9,244)       (10,760)    (1,157,984)       (17,052)          --
                                          -----------    -----------    -----------    -----------    -----------
         Total deductions .............        (9,244)       (10,760)    (1,157,984)       (17,052)          --
                                          -----------    -----------    -----------    -----------    -----------

Net increase (decrease) in plan equity         16,907         15,975     (1,140,391)        10,964         10,124

Plan equity at beginning of year ......          --             --        1,153,484           --             --
                                          -----------    -----------    -----------    -----------    -----------
Plan equity at end of year ............   $    16,907    $    15,975    $    13,093    $    10,964    $    10,124
                                          ===========    ===========    ===========    ===========    ===========

                                           Rainier       Prudential
                                        Small/Mid Cap     Jennison     PBHG Emerging
                                         Equity Fund     Growth Fund    Growth Fund
                                         -----------     -----------    -----------
Additions to plan equity attributed to:

   Investment income:
     Dividend income ..................   $              $      146     $    --

     Net realized gain (loss) .........          --            --            --
     Net unrealized appreciation
      (depreciation) in fair value of
       investments ....................         1,912         1,384         2,962

   Contributions ......................         4,928         1,571         2,464
   Transfers among funds ..............         1,059         4,430           530
                                          -----------   -----------   -----------
          Total additions .............         7,899         7,531         5,956

Deductions from plan equity
attributed to:

   Distributions ......................          --            --            --
   Transfers among funds ..............          --            --            --
                                          -----------   -----------   -----------
         Total deductions .............          --            --            --
                                          -----------   -----------   -----------

Net increase (decrease) in plan equity          7,899         7,531         5,956

Plan equity at beginning of year ......          --            --            --
                                          -----------   -----------   -----------
Plan equity at end of year ............   $     7,899   $     7,531   $     5,956
                                          ===========   ===========   ===========

The accompanying notes are an integral part of these financial statements.

                                       14

                                                       LINENS 'N THINGS, INC.
                                                    DEFERRED COMPENSATION PLAN

                                          Statement of Income and Changes in Plan Equity,
                                                      with Fund Information

                                              Year ended December 31, 1999, continued

                                             Royce
                                         Pennsylvania   Command                     Strong        Lazard     Prudential
                                            Mutual       Money         Janus     International    Equity     Money Market
                                          Investors      Market      Flexible        Bond        Portfolio   Assets
                                             Fund        Fund       Income Fund      Fund          Fund       Fund
                                         ------------   --------    -----------  -------------   ---------  ---------
Additions to plan equity attributed to:

   Investment income:
     Dividend income ..................   $     125    $     185    $     543    $     142    $      19    $     138
     Net realized gain (loss) .........         224         --           (413)        (502)       4,906         --
     Net unrealized appreciation
      (depreciation) in fair value of
       investments ....................         313         --           (156)        (239)          49          713

   Contributions ......................       3,025         --          3,497        5,816        6,103         --
   Transfers among funds ..............       3,296      959,252        8,493       10,593       66,210         --
                                          ---------    ---------    ---------    ---------    ---------    ---------
          Total additions .............       6,983      959,437       11,964       15,810       77,287          851

Deductions from plan equity
attributed to:

   Distributions ......................        --       (954,469)        --           --           --           --
   Transfers among funds ..............      (2,113)     (27,276)      (8,982)     (12,914)     (75,684)        --
                                          ---------    ---------    ---------    ---------    ---------    ---------
         Total deductions .............      (2,113)    (981,745)      (8,982)     (12,914)     (75,684)        --
                                          ---------    ---------    ---------    ---------    ---------    ---------

Net increase (decrease) in plan equity        4,870      (22,308)       2,982        2,896        1,603          851

Plan equity at beginning of year ......        --         27,087         --           --           --           --
                                          ---------    ---------    ---------    ---------    ---------    ---------
Plan equity at end of year ............   $   4,870    $   4,779    $   2,982    $   2,896    $   1,603    $     851
                                          =========    =========    =========    =========    =========    =========

                                          Robertson
                                           Stephens        Invesco       Target
                                           Growth &        Select       Large Cap
                                            Income         Income         Value
                                             Fund          Fund           Fund
                                          ---------        -------      --------
Additions to plan equity attributed to:
   Investment income:
     Dividend income ..................   $    --      $      29    $      68
     Net realized gain (loss) .........          37          (59)       2,965
     Net unrealized appreciation
      (depreciation) in fair value of
       investments ....................        --           --            630

   Contributions ......................         374          730        3,435
   Transfers among funds ..............        --            530       32,338
                                          ---------    ---------    ---------
          Total additions .............         411        1,230       39,436

Deductions from plan equity
attributed to:

   Distributions ......................        --           --           --
   Transfers among funds ..............        (411)      (1,230)     (39,436)
                                          ---------    ---------    ---------
         Total deductions .............        (411)      (1,230)     (39,436)
                                          ---------    ---------    ---------

Net increase (decrease) in plan equity         --           --           --

Plan equity at beginning of year ......        --           --           --
                                          ---------    ---------    ---------
Plan equity at end of year ............   $    --      $    --      $    --
                                          =========    =========    =========

The accompanying notes are an integral part of these financial statements.

                                       15

                                                       LINENS 'N THINGS, INC.
                                                    DEFERRED COMPENSATION PLAN

                                          Statement of Income and Changes in Plan Equity,
                                                     with Fund Information

                                                Year ended December 31, 1999

                                                          Prudential      Prudential      T. Rowe
                                          Prudential       Mid Cap         Emerging        Price         Scudder
                                          Small Cap        Value            Growth        Blue Chip       Value
                                             Fund           Fund             Fund        Growth Fund       Fund
                                       ---------------- ---------------- ------------- -------------- -------------
Additions to plan equity attributed to:

   Investment income:
     Dividend income ..................   $      --      $      --      $      --      $      --      $      --
     Net realized gain (loss) .........         5,160             84          7,268           --             --
     Net unrealized appreciation
      (depreciation) in fair value of
       investments ....................          --             --             --             --             --

   Contributions ......................         3,051            745          3,052           --             --
   Transfers among funds ..............        33,447           --           32,339           --             --
                                          -----------    -----------    -----------    -----------    -----------
          Total additions .............        41,658            829         42,659           --             --

Deductions from plan equity
attributed to:

   Distributions ......................          --             --             --             --             --
   Transfers among funds ..............       (41,658)          (829)       (42,659)    (2,162,648)    (1,240,677)
                                          -----------    -----------    -----------    -----------    -----------
         Total deductions .............       (41,658)          (829)       (42,659)    (2,162,648)    (1,240,677)
                                          -----------    -----------    -----------    -----------    -----------

Net increase (decrease) in plan equity           --             --             --       (2,162,648)    (1,240,677)

Plan equity at beginning of year ......          --             --             --        2,162,648      1,240,677
                                          -----------    -----------    -----------    -----------    -----------
Plan equity at end of year ............   $      --      $      --      $      --      $      --      $      --
                                          ===========    ===========    ===========    ===========    ===========

                                        Warburg Pincus
                                          Emerging      Contributions
                                           Growth        receivable-       Total Plan
                                            Fund         participants       Equity
                                       ---------------- -------------  ----------------
Additions to plan equity attributed to:

   Investment income:
     Dividend income ..................   $      --      $      --      $    59,146
     Net realized gain (loss) .........          --             --           48,283
     Net unrealized appreciation
      (depreciation) in fair value of
       investments ....................          --             --          650,994

   Contributions ......................          --            9,909      1,439,243
   Transfers among funds ..............          --             --        6,035,808
                                          -----------    -----------    -----------
          Total additions .............          --            9,909      8,233,474

Deductions from plan equity
attributed to:

   Distributions ......................          --             --         (954,469)
   Transfers among funds ..............      (431,042)       (10,531)    (6,035,808)
                                          -----------    -----------    -----------
         Total deductions .............      (431,042)       (10,531)    (6,990,277)
                                          -----------    -----------    -----------

Net increase (decrease) in plan equity       (431,042)          (622)     1,243,197

Plan equity at beginning of year ......       431,042         10,531      5,068,406
                                          -----------    -----------    -----------
Plan equity at end of year ............   $      --      $     9,909    $ 6,311,603
                                          ===========    ===========    ===========

The accompanying notes are an integral part of these financial statements.

                                       16

                                                       LINENS 'N THINGS, INC.
                                                    DEFERRED COMPENSATION PLAN

                                          Statement of Income and Changes in Plan Equity,
                                                     with Fund Information

                                                 Year ended December 31, 1998

                                          Linens 'n                                     Neuberger
                                         Things, Inc.   T. Rowe Price      Scudder       Berman      Warburg Pincu
                                         Common Stock     Blue Chip         Value        Genesis         Emerging
                                            Fund        Growth Fund         Fund          Fund         Growth Fund
                                      -------------    -------------      -------       ---------    ------------
Additions to plan equity attributed to:

   Investment income:
     Dividend income ..................   $      --      $     7,916    $     9,668    $     9,628    $        44
     Net realized gain (loss) .........       464,610        622,209         38,450         70,451        (37,438)
     Net unrealized (depreciation)
       appreciation  in fair value of
       investments ....................      (485,901)      (186,228)        70,300       (206,292)        46,123

   Contributions ......................     1,979,735           --             --             --             --
   Transfers among funds ..............        22,774        525,775         98,932        296,648          8,859
                                          -----------    -----------    -----------    -----------    -----------
          Total additions .............     1,981,218        969,672        217,350        170,435         17,588

Deductions from plan equity
attributed to:

   Distributions ......................    (1,733,699)          --             --             --             --
   Transfers among funds ..............    (1,696,897)       (39,578)        (8,801)       (39,180)          --
                                          -----------    -----------    -----------    -----------    -----------
         Total deductions .............    (3,430,596)       (39,578)        (8,801)       (39,180)          --
                                          -----------    -----------    -----------    -----------    -----------

Net (decrease) increase in plan equity     (1,449,378)       930,094        208,549        131,255         17,588

Plan equity at beginning of year ......     1,449,397      1,232,554      1,032,128      1,022,229        413,454
                                          -----------    -----------    -----------    -----------    -----------
Plan equity at end of year ............   $        19    $ 2,162,648    $ 1,240,677    $ 1,153,484    $   431,042
                                          ===========    ===========    ===========    ===========    ===========

                                              Strong
                                            Government        Money       Contributions
                                            Securities        Market       receivable-
                                               Fund            Fund       participants       Total
                                            ----------        ------      ------------       -----
Additions to plan equity attributed to:

   Investment income:
     Dividend income ..................   $     4,156    $       713    $      --     $    32,125
     Net realized gain (loss) .........         4,354           --             --       1,162,636
     Net unrealized (depreciation)
       appreciation  in fair value of
       investments ....................        (1,741)          --             --        (763,739)

   Contributions ......................          --          744,705         10,531     2,734,971
   Transfers among funds ..............        22,283      1,583,774           --       2,559,045
                                          -----------    -----------    -----------   -----------
          Total additions .............        29,052      2,329,192         10,531     5,725,038

Deductions from plan equity
attributed to:

   Distributions ......................          --       (1,583,774)          --      (3,317,473)
   Transfers among funds ..............       (56,258)      (718,331)          --      (2,559,045)
                                          -----------    -----------    -----------   -----------
         Total deductions .............       (56,258)    (2,302,105)          --      (5,876,518)
                                          -----------    -----------    -----------   -----------

Net (decrease) increase in plan equity        (27,206)        27,087         10,531      (151,480)

Plan equity at beginning of year ......        70,124           --             --       5,219,886
                                          -----------    -----------    -----------   -----------
Plan equity at end of year ............   $    42,918    $    27,087    $    10,531   $ 5,068,406
                                          ===========    ===========    ===========   ===========

The accompanying notes are an integral part of these financial statements.

                                       17

DEFERRED COMPENSATION PLAN OF
LINENS ’N THINGS, INC.

Notes to Financial Statements

1.     Description of the Plan

The following brief description of the Deferred Compensation Plan of Linens ‘n Things, Inc. (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

     General

The Plan is sponsored by Linens ‘n Things, Inc., (the “Company”). The Plan was established to enable key employees of the Company to defer compensation, including stock and stock denominated awards, for personal income tax purposes. The participant directed, non-qualified Plan was adopted on December 30, 1996 and is treated as a plan maintained for a select group of management or highly compensated individuals under the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is not taxable as a separate entity under the Internal Revenue Code.

     Eligibility and Vesting

The Plan covers key employees, as designated by the Company. Participation is voluntary and participants can elect to make contributions to the Plan. Participants can defer up to 100% of their annual base pay over the Social Security limit of $76,200 for fiscal 2000, all or part of their bonus or part of any vested restricted stock. Participants are 100% vested in their own deferrals to the Plan at all times.

      Participant Accounts

An account is maintained for each participant in the Plan which shows the participant’s separate interest in each investment fund of the Plan. Each participant shall elect the allocation of contributions to specific funds within the Plan. The participant’s account is credited, as of the end of each month, with the amount of deferred compensation contributed and the appropriate investment income or loss of each fund.

Participants are eligible for distribution of their benefits in cash or Company common stock (if the participant has invested in Company common stock) upon retirement, death, termination of service, in the event of a designated change of control of the Company, election (subject to penalty), and in the event of immediate unexpected financial needs of the participant subject to approval of the Compensation Committee, as the Plan is not subject to the hardship rules of Section 401 of the Internal Revenue Code. In the event of a change in control, payments in settlement of a participant’s account shall be made within fifteen business days following such change in control.

     Grantor Trust

The Plan is intended to constitute an unfunded plan for deferred compensation purposes. Participants rely solely on the unsecured promise of the Company for plan payments. However, the Company established a Grantor (Rabbi) Trust (the “Trust”) to hold assets which may be used to satisfy its obligations under the Plan. The Trust shall be governed by and subject to the terms of a trust agreement entered into between the Company, as grantor, and the trustee, Prudential Trust Company. Effective January 1, 1999, the trustee of the Plan was changed from Bank of New York to Prudential Trust Company and the Plan assets as of December 31, 1998 of $5,068,406 were transferred to Prudential Trust Company.

DEFERRED COMPENSATION PLAN OF
LINENS ’N THINGS, INC.

Notes to Financial Statements, continued

      Recent Accounting Pronouncements

The Plan is required to adopt Statement of Financial Standards (“SFAS”) No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”). This statement is effective with the first quarter of fiscal years beginning after June 15, 2000. For the Plan, implementation is required for the first quarter of fiscal 2001. The Plan has determined that the implementation of SFAS No. 133 will not have a significant effect on the Plan.

2.     Summary of Significant Accounting Policies

     a)     Basis of Presentation

     The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

     b)    Investments

The Plan’s investments consist of mutual funds, money market funds and a Company common stock fund. The Plan’s investments are presented at their fair market values based on quoted market prices of the funds or their underlying securities. Purchases and sales of investments are recorded on a trade-date basis. Realized gains and losses from security transactions are based on the first-in, first out method.

3.     Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event the Plan is terminated, all sums credited to individual accounts would be distributed to participants.

4.     Administrative Expenses

     All administrative costs of the Plan are borne by the Company.

5.     Use of Estimates and Concentration of Risks

In preparing the Plan’s financial statements, management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to present these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

The assets of the Plan are primarily financial instruments, which are monetary in nature. As a result, interest rates have a more significant impact on the Plan’s performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments are subject to risk conditions of the individual fund objectives, the stock market, interest rates, economic conditions and world affairs.

6.     Investments

        A description of the Plan’s investments for the years ended December 31, 2000, 1999 and 1998 are as follows:

DEFERRED COMPENSATION PLAN OF
LINENS ’N THINGS, INC.

Notes to Financial Statements, continued

Alliance Premier Growth A Fund – This fund seeks long-term growth of capital. The fund normally invests at least 85% of assets in domestic equities including stocks, convertibles, and warrants. The portfolio typically holds 40 stocks, 25 of which usually constitute approximately 70% of assets.

American Century Income & Growth Fund - This fund seeks dividend growth, current income, and capital appreciation. The fund invests primarily in common stocks selected from a universe of the 1,500 largest companies traded in the United States.

American Century Value Fund – This fund seeks long-term capital appreciation. Income is secondary. The fund usually invests at least 80% of assets in equity securities issued by well-established medium and large-size companies.

Baron Asset Fund – This fund seeks capital appreciation. The fund invests in companies with market capitalizations between $100 million and $2 billion that the advisor believes have undervalued assets or favorable growth prospects.

Command Money Market Fund – This money market fund seeks capital preservation and current income.

Davis New York Venture Fund – This fund seeks growth of capital. The fund invests primarily in equities issued by companies with market capitalization of at least $250 million, though it may also hold securities of smaller companies.

Deutsche and Investment International Fund – This fund, previously called BT Investment International Equity Fund, seeks long-term capital appreciation. The fund normally invests at least 65% of assets in equities issued by companies domiciled in at least three foreign countries. It may invest in securities of emerging market countries.

Dreyfus Appreciation Fund – This fund seeks long-term growth consistent with the preservation of capital; current income is secondary. The fund invests primarily in common stocks of domestic and foreign issues, common stocks with warrants attached, and debt securities of foreign governments.

Dreyfus Founders Passport Fund – This fund seeks capital appreciation. The fund normally invests at least 65% of assets in equity securities trading on foreign markets and issued by companies that are either domiciled outside the U.S., or that derive at least one third of assets in companies with market capitalizations of $550 million or less.

Franklin International Fund – This fund seeks long-term growth of capital. The fund normally invests at least 65% of assets in equity securities trading on foreign markets and issued by companies that are either domiciled outside the U.S., or that derive at least 50% of their revenue or pretax income from activities outside the U.S.

Franklin Small Cap Growth Fund – This fund seeks long-term capital appreciation. The fund normally invests at least 65% of assets in equity issues of companies that have market capitalization of less than $1 billion. It seeks to invest at least one third of assets in companies with market capitalizations of $550 million or less.

Gabelli Growth Fund – This fund seeks capital appreciation; current income is a secondary consideration. The fund invests in a diversified portfolio of readily marketable common stocks and convertibles. It invests primarily in securities that management believes to be undervalued and have favorable prospects for earnings growth.

DEFERRED COMPENSATION PLAN OF
LINENS ’N THINGS, INC.

Notes to Financial Statements, continued

Invesco Select Income Fund – This fund seeks a high level of current income. The fund normally invests at least 90% of assets in bonds and marketable debt of established companies, and in government and municipal issues. It normally invests at least 50% of assets in investment-grade securities.

Janus Flexible Income Fund – This fund seeks total return, primarily through income, consistent with capital preservation. The fund ordinarily invests at least 80% of assets in income-producing securities. It may purchase domestic and foreign corporate or government securities of any credit rating or maturity.

Janus Invest 20 Fund – This fund seeks capital appreciation consistent with preservation of capital. The fund invests primarily in a concentrated portfolio of between 20 and 30 stocks. The fund is non-diversified.

Lazard Equity Portfolio Fund – This fund seeks capital appreciation. The fund normally invests at least 65% of assets in equity securities. It typically invests in companies with market capitalizations of at least $250 million that management judges to be undervalued relative to the productivity of their equity and/or assets.

Liberty Stein Roe Capital Opportunities Fund – This fund seeks long-term capital appreciation. The fund invests primarily in equity securities, though it may put up to 35% of assets in debt securities. It may invest in securities of established companies, as well as those of smaller companies that may benefit from new products, technological developments, or management changes.

Linens ’n Things, Inc. Common Stock Fund -- This fund consists of the Company's common stock.

Montgomery Short Duration Government Bond Fund – This fund seeks total return consistent with capital preservation. The fund normally invests at least 65% of assets in U.S. government obligations.

Neuberger Berman Genesis Fund – This fund seeks capital appreciation. The fund invests primarily in common stocks of companies with market capitalizations less than $1.5 billion at the time of purchase.

Oakmark Fund – This fund seeks long-term capital appreciation. The fund principally invests in United States securities. It may invest up to 25% of assets in foreign securities.

PBHG Emerging Growth Fund – This fund seeks long-term growth of capital. The fund normally invests at least 65% of assets in common stocks of U.S. companies with capitalizations or revenues of up to $500 million.

Prudential Emerging Growth Fund – This fund seeks long-term capital appreciation. The fund normally invests at least 65% of assets in equities issued by small and mid-sized U.S. companies, with market capitalizations ranging between $500 million and $4.5 billion.

Prudential Equity Fund – This fund seeks long-term growth of capital. The fund invests primarily of common stocks of major, established companies. It may also invest in preferred stocks, convertibles, and debt securities.

Prudential Jennison Growth Fund – This fund seeks long-term growth of capital. The fund normally invests at least 65% of assets in equities issued by companies with market capitalizations exceeding $1 billion.

Prudential Mid Cap Value Fund – This fund seeks long-term capital growth. The fund normally invests at least 65% of assets in equity securities of mid capitalization companies that the advisor believes to be undervalued.

        Prudential Money Market Assets Fund – This money market fund seeks capital preservation and current income.

DEFERRED COMPENSATION PLAN OF
LINENS ’N THINGS, INC.

Notes to Financial Statements, continued

Prudential Small Cap Fund – This fund seeks capital growth. The fund invests primarily in common stocks selected for their low valuations relative to the companies’ earnings, assets, cash flow, and dividends. Although the fund may invest in companies of any size, it typically focuses on companies with market capitalizations of less than $1.5 billion.

Putnam International Growth Fund – This fund seeks capital appreciation. The fund normally invests at least 65% of assets in equity securities of companies located outside of the United States. It may invest in companies of any size that it judges to be in a strong growth trend or that it believes to be undervalued.

Rainier Small/Mid Cap Equity Fund – This fund seeks long-term capital appreciation. The fund normally invests at least 65% of assets in equities issued by companies with small and medium market capitalizations.

Robertson Stephens Growth & Income Fund – This fund seeks long-term total return. The fund invests primarily in equity and debt securities. Management intends to focus on common stocks issued by companies with market capitalizations of $3 billion or less, but may also invest in larger companies. Investments may include preferred stocks, convertible securities, bonds, and notes.

Royce Pennsylvania Mutual Investors Fund – This fund seeks long-term growth of capital; income is incidental. The fund normally invests at least 65% of assets in common stocks and convertible securities issued by companies with market capitalizations under $1 billion.

Scudder Value Fund -- The fund seeks long-term growth of capital through investment in equity securities that the fund considers undervalued in the marketplace. The fund invests in common stocks, preferred stocks, and securities convertible into common stocks. It invests primarily in the equity securities of medium-to-large-sized U.S. companies with annual revenues or market capitalization of at least $600 million.

Stein Roe Growth and Income Fund – This fund seeks capital growth and current income. The fund invests primarily in equity securities issued by companies with market capitalizations in excess of $1 billion. Its investments may include common stocks, preferred stocks, convertible securities, and warrants or rights to purchase common stocks.

Strong Government Securities Fund -- The fund seeks total return by investing for a high level of current income with a moderate degree of share-price fluctuation. The fund invests primarily in higher quality bonds issued by the U.S. government or its agencies.

Strong International Bond Fund – This fund seeks total return. The fund normally invests at least 65% of assets in investment-grade debt securities of issuers in at least three foreign countries. It may invest up to 35% of assets in securities rated below investment-grade, but no lower than C.

Strong Schafer Value Fund – This fund seeks long-term capital appreciation; current income is a secondary consideration. The fund invests primarily in common stocks of established companies. In selecting securities, management focuses on companies that it believes to have strong financial positions and low stock market valuations relative to their intrinsic investment values.

Target Large Cap Value Fund – This fund seeks total return consisting of capital appreciation and dividend income. The fund normally invests at least 80% of assets in common stocks and convertible securities; it invests at least 65% of assets in dividend-paying common stocks. It invests at least 65% of assets in common stocks issued by companies with large market capitalizations.

        Target Portfolio Trust – This money market fund seeks capital preservation and current income.

T. Rowe Price Blue Chip Growth Fund -- The fund’s objective is long-term capital growth. The fund’s strategy is to invest primarily in common stocks of large and medium-sized blue chip companies that have the potential for above-average growth in earnings and are well established in their respective industries.

DEFERRED COMPENSATION PLAN OF
LINENS ’N THINGS, INC.

Notes to Financial Statements, continued

Van Kampen Comstock Fund – This fund seeks capital growth and income. Investments are primarily in common stocks, but the fund may invest up to 10% of its assets in high quality short-term debt or investment grade corporate or government bonds.

Warburg Pincus Emerging Growth Fund -- The fund seeks maximum capital appreciation. The fund invests in U.S. equity securities of emerging growth companies. Emerging growth companies are small or medium sized companies that have passed their start-up phase, show positive earnings, and offer the potential for accelerated earnings growth.

DEFERRED COMPENSATION PLAN OF
LINENS ’N THINGS, INC.

Notes to Financial Statements, continued

At December 31, 2000 and 1999, there were 18 and 17 participants in the Plan, respectively. The following table summarizes the number of participants in each fund at December 31, 2000 and 1999:

                                                              Number of Participants
 Fund                                                        12/31/00       12/31/99
-----------------------------------------------------------------------------------------
Davis New York Venture Fund                                        16             15
Dreyfus Appreciation Fund                                          10             11
Alliance Premier Growth A Fund                                     17             16
American Century Income & Growth Fund                              13             11
Janus Invest 20 Fund                                                2              1
Baron Asset Fund                                                   10              9
Linens 'n Things, Inc. Common Stock Fund                            4              3
Franklin Small Cap Growth Fund                                     10             10
Common Stock Fund                                                   1              1
Prudential Emerging Growth Fund                                     2              0
Strong Government Securities Fund                                   4              3
American Century Value Fund                                         7              7
Deutsche and Investment International Fund                          9              8
Putnam International Growth Fund                                    6             16
Montgomery Short Duration Government Bond Fund                      2              1
Gabelli Growth Fund                                                 3              2
Prudential Equity Fund                                              1              1
Liberty Stein Roe Capital Opportunities Fund                        7              4
Franklin International Fund                                         5              4
Strong Schafer Value Fund                                           3              2
Dreyfus Founders Passport Fund                                      5              3
Command Money Market Fund                                          17             11
Stein Roe Growth and Income Fund                                    3              3
Rainier Small/Mid Cap Equity Fund                                   1              1
Neuberger Berman Genesis Fund                                       2              2
PBHG Emerging Growth Fund                                           1              1
Prudential Jennison Growth Fund                                     4              3
Lazard Equity Portfolio Fund                                        2              1
Strong International Bond Fund                                      1              1
Royce Pennsylvania Mutual Investors Fund                            2              1
Van Kampen Comstock Fund                                            1              0
Prudential Money Market Assets Fund                                 1              0
Robertston Stephens Growth & Income Fund                            1              0
Janus Flexible Income Fund                                          1              2
Target Portfolio Trust                                              2              0
Oakmark Fund                                                        0              1

DEFERRED COMPENSATION PLAN OF
LINENS ’N THINGS, INC.

Notes to Financial Statements, continued

The aggregate costs, aggregate proceeds from sales and the net realized gains (losses) by fund for the years ended December 31, 2000, 1999 and 1998 were as follows:

                                                   2000 Dispositions
                                                   -----------------
                                                                                                    Net Realized Gain
Fund                                                           Cost               Proceeds               (Loss)
---------------------------------------------------      ------------------- -------------------- ----------------------

Oakmark Fund                                                       $782,984             $572,498             $(210,486)
Janus Invest 20 Fund                                                137,990              203,413                 65,423
Baron Asset Fund                                                     99,750               90,983                (8,767)
Alliance Premier Growth A Fund                                       51,376               54,579                  3,203
Putnam International Growth Fund                                     51,206               59,128                  7,922
Franklin Small Cap Growth Fund                                       42,880               71,191                 28,311
Common Stock Fund                                                    41,635               55,240                 13,605
Deutsche & Investment International Fund                             37,926               42,325                  4,399
Liberty Stein Roe Capital Opportunities Fund                         30,442               34,930                  4,488
Davis New York Venture Fund                                          26,834               27,651                    817
Neuberger Berman Genesis Fund                                        25,946               26,911                    965
American Century Income & Growth Fund                                13,784               13,899                    115
Royce Pennsylvania Mutual Investors Fund                             13,265               13,406                    141
Dreyfus Appreciation Fund                                            11,294               13,376                  2,082
Dreyfus Founders Passport Fund                                       10,281               14,494                  4,213
Janus Flexible Income Fund                                            7,629                7,448                  (181)
Strong International Bond Fund                                        4,098                3,787                  (311)
Strong Government Securities Fund                                     3,704                3,704                      0
Gabelli Growth Fund                                                   1,385                1,769                    384
PBGH Emerging Growth Fund                                             1,343                3,517                  2,174
Prudential Jennison Growth Fund                                         672                  866                    194
Franklin International Fund                                             231                  247                     16
Rainer Small/Mid Cap Equity Fund                                         40                   57                     17
                                                         ------------------- -------------------- ----------------------
                                                                 $1,396,695           $1,315,419              $(81,276)
                                                         =================== ==================== ======================

DEFERRED COMPENSATION PLAN OF
LINENS ’N THINGS, INC.

Notes to Financial Statements, continued

                                                 1999 Dispositions
                                                 -----------------
                                                                                                     Net Realized
Fund                                                           Cost               Proceeds           Gain (Loss)
---------------------------------------------------      -----------------    -----------------    ------------------

T. Rowe Price Blue Chip Growth Fund                          $2,162,648           $2,162,648               $     0
Scudder Value Fund                                            1,240,677            1,240,677                     0
Neuberger Berman Genesis Fund                                 1,157,454            1,157,984                   530
Warburg Pincus Emerging Growth Fund                             431,042              431,042                     0
BT Investment International Equity Fund                         130,725              137,347                 6,622
Oakmark Fund                                                    129,986               96,585              (33,401)
Common Stock Fund                                               154,537              177,397                22,860
Putnam International Growth Fund                                 79,893               89,822                 9,929
Lazard Equity Portfolio Fund                                     70,778               75,684                 4,906
Gabelli Growth Fund                                              70,770               76,278                 5,508
Franklin Small Cap Growth Fund                                   41,209               48,980                 7,771
Prudential Small Cap Fund                                        36,498               41,658                 5,160
Target Large Cap Value Fund                                      36,470               39,435                 2,965
Prudential Emerging Growth Fund                                  35,391               42,659                 7,268
Command Money Market Fund                                        27,277               27,277                     0
Strong Government Securities Fund                                60,583               59,948                 (635)
American Century Income & Growth Fund                            16,634               18,039                 1,405
Franklin International Fund                                      14,093               17,052                 2,959
Liberty Stein Roe Capital Opportunities Fund                     11,569               13,705                 2,136
Strong International Bond Fund                                   13,416               12,914                 (502)

DEFERRED COMPENSATION PLAN OF
LINENS ’N THINGS, INC.

Notes to Financial Statements, continued
1999 Dispositions, continued

                                                                                                    Net Realized
Fund                                                          Cost                Proceeds           Gain (Loss)
-------------------------------------------------------  ----------------     ----------------     ---------------

Janus Flexible Income Fund                                    $  9,395             $  8,982             $   (413)
Montgomery Short Duration Government Bond Fund                   9,394                9,244                 (150)
Stein Roe Growth and Income Fund                                 9,304                9,814                   510
American Century Value Fund                                      9,265               10,760                 1,495
Davis New York Venture Fund                                      4,557                5,073                   516
Alliance Premier Growth A Fund                                   4,457                4,767                   310
Dreyfus Appreciation Fund                                        4,105                4,290                   185
Royce Pennsylvania Mutual Investors Fund                         1,889                2,113                   224
Invesco Select Income Fund                                       1,287                1,228                  (59)
Prudential Mid Cap Value Fund                                      745                  829                    84
Baron Asset Fund                                                   551                  614                    63
Robertson Stephens Growth & Income Fund                            374                  411                    37
Linens 'n Things, Inc. Common Stock Fund                            19                   19                     0
                                                         ----------------     ----------------     -----------------
                                                            $5,976,992           $6,025,275               $48,283
                                                         ================     ================     =================

DEFERRED COMPENSATION PLAN OF
LINENS ’N THINGS, INC.

Notes to Financial Statements, continued
1998 Dispositions, Continued

                                                                                            Net Realized
Fund                                                  Cost                Proceeds           Gain (Loss)
--------------------------------------------     ----------------     ----------------     -----------------

Linens 'n Things, Inc. Common Stock Fund            $2,966,260           $3,430,870              $464,610
T. Rowe Price Blue Chip Growth Fund                  1,607,073            2,229,282               622,209
Scudder Value Fund                                   1,256,095            1,294,545                38,450
Neuberger Berman Genesis Fund                        1,149,039            1,219,490                70,451
Warburg Pincus Emerging Growth Fund                    468,436              430,998              (37,438)
Strong Government Securities Fund                       95,705              100,059                 4,354
Money Market Fund                                       27,086               27,086                     -
                                                 ----------------     ----------------     -----------------
                                                    $7,569,694           $8,732,330            $1,162,636
                                                 ================     ================     =================

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the members of the Deferred Compensation Committee (which is the administrative committee for the Compensation Committee of the Board of Directors of the Company) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                                         Deferred Compensation Plan of
                                                                         Linens ’n Things, Inc.
                                                                         Deferred Compensation Committee

                                                                         By:  BRIAN D. SILVA
                                                                                Brian D. Silva
                                                                                Senior Vice President, Human Resources
                                                                                 and Corporate Secretary and Member of
                                                                                  the Deferred Compensation Committee
Dated:  June 29, 2001

EXHIBIT INDEX

Exhibit No                Description

     23                      Consent of KPMG, LLP